SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 22, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F *X* **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on August 22, 2002

ING GROUP

PRESS RELEASE

Amsterdam, 22 August 2002

ING Group first six months 2002 results
Satisfactory result despite higher risk costs

- **Total net profit +4% on first six months 2001 to EUR 2,837 million**
- **Operational net profit –2.0% on first six months 2001 to EUR 2,354 million, per share – 2.1% to EUR 1.22**
- **Total income EUR 40.5 billion (+11.9%, organically +7.6%)**
- **Good solvency level (ING Verzekeringen N.V.: to date, more than 160% of legally required level)**
- **Total operating expenses +2.7% (organically –0.8%)**
- **Interim dividend EUR 0.48 per share (2001½: EUR 0.47)**
- **ING reconfirms full year 2002 profit expectation**

Chairman's statement

"Given the tough economic climate in the first half of 2002, I consider our result for this period satisfactory," said Ewald Kist, chairman of the Executive Board. "Thanks to our broad mix of businesses and strong customer loyalty, we realised a good increase of total income. We also managed to further decrease our organic operating expenses. Overall risk costs were sharply higher as a result of a high level of corporate defaults. Our 'specialties' ING Direct and the life insurance operations in developing countries showed continued fast growth and a sharply improved performance."

Profit expectation 2002

After 30 June 2002, worldwide stock prices started a further sharp decline. Currently, economic, financial and political uncertainties remain substantial, making it very difficult to predict the business climate in the months ahead. Provided that economic conditions and financial markets will not deteriorate further, the Executive Board maintains its earlier expectation that ING will exceed last year's operational net profit per share of EUR 2.20.

Press conference: **22 August 2002, 3 p.m. CET at ING Group, Amstelveenseweg 500, 1081 KL Amsterdam** Live webcast: www.ing.com (click on quick links) Press presentation available on 22 August 3 p.m. CET via http:\\press.ing.com	**Analyst conference call:** **23 August 2002, 3.30 p.m. CET** Listen-in mode only: - The Netherlands: + 31 (0) 45 631 6902 - United Kingdom: + 44 (0) 208 400 6392 - United States: + 1 (0) 303 262 2075 Analyst presentation available on 22 August, 3 p.m. CET via http:\\investors.ing.com.

Media relations: +31 20 541 5446 **Investor relations:** +31 20 541 5462 **Internet:** www.ing.com

Results

Income

Total income grew by 11.9% to EUR 40.5 billion from EUR 36.2 billion in the first six months last year. Organically (excluding acquisitions and exchange rate fluctuations) total income was 7.6% higher. Total insurance income increased by 13.6% to EUR 34.7 billion. Life premiums improved by 8.8% to EUR 23.4 billion. Non-life premiums were up 59.7% at EUR 4.7 billion, mainly as a result of the acquisition of ING Comercial América in Mexico. Banking income rose by 2.6% to EUR 5.9 billion as the strong improvement in the interest result more than offset the decrease in commission and other income.

Efficiency

Total Group operating expenses increased 2.7%. Organically, Group operating expenses decreased by 0.8% on the back of restructuring, integration and strict cost control. The headcount diminished by 2,565 on a comparable basis (i.e. excluding the effects of the joint venture in Australia and new acquisitions). In insurance, the organic decrease in operating expenses was 4.2%. Operating expenses in banking rose organically by 1.3%. Excluding the expanding ING Direct activities, operating expenses in banking decreased by 0.6%. The efficiency ratio of the banking activities (excluding ING Direct) improved to 68.4% from 68.9% in the first six months of 2001 and 71.7% for the full year 2001.

Profit development

Operational net profit declined by 2.0% to EUR 2,354 million from EUR 2,403 million in the first half of 2001. Total net profit, including non-operational results (see appendix 2), rose by 4.0% to EUR 2,837 million. The operational net profit benefited from a decrease in the effective tax rate from 23.5% to 19.4%, mainly due to realised tax benefits on sales of shares in the Netherlands, a change in tax legislation in Australia and the release of a tax provision. The operational result before taxation decreased by 6.4% to EUR 3,136 million on the comparable period last year.

Operational net profit from insurance increased by 13.0% to EUR 1,653 million reflecting a performance improvement in the Netherlands and North America. Total gross investment losses on fixed income securities of the insurance operations increased to EUR 369 million from EUR 109 million in the same period last year.

The gross result of the banking operations, i.e. before the addition to loan loss provisions, increased by EUR 51 million (+3.1%). The strong increase in interest result more than compensated the combined effect of lower commission income, lower other income and slightly higher expenses. The deteriorating economic conditions, however, necessitated a substantial increase in the addition to loan loss provisions from EUR 275 million to EUR 625 million, which equals 52 basis points of credit risk weighted assets on an annual basis. Consequently, operational net profit from banking fell by 25.4% to EUR 701 million.

Compared to the first quarter of 2002, the second quarter operational net profit of the insurance operations increased by 10.0% to EUR 866 million, its best quarter ever. The second quarter operational net profit of the banking operations rose slightly by 0.9% over the first quarter of 2002 to EUR 352 million.

Return on equity

The operational net return on equity increased from 18.4% for the full year 2001 to 21.7% in the first six months of 2002. The return on equity of the insurance operations was 20.9% against 16.9% for the full year 2001. The risk-adjusted return on capital (RAROC) of ING's banking operations improved 3.5%-points to 17.0% compared to the full year 2001 (pre tax and excluding ING Direct).

Solvency

On 30 June 2002, the capital base of ING Verzekeringen N.V. of EUR 17.3 billion was well above the legally required solvency of EUR 9.0 billion. The tier-1 ratio of 6.68% and the BIS ratio of 10.26% of ING Bank N.V. as per 30 June 2002, were at a satisfactory level. Since then, the solvency situation of ING Bank N.V. has further improved thanks to the issue of USD 800 million tier-1 securities in July 2002.

Operational realised capital gains

In the first six months of 2002, net realised capital gains on equity investments of the insurance operations were EUR 410 million against EUR 357 million (+15%). Net realised capital gains on real estate were EUR 122 million as compared to EUR 15 million in the first six months of 2001. At the end of June, the revaluation reserve equities amounted to EUR 3.8 billion (pre tax). Today, it is over EUR 2 billion.
For the full year 2002, realised capital gains on equities are expected to increase at the planned rate of 15% over the full year 2001 level.

Deferred acquisition costs (DAC)

Deferred acquisition costs (DAC) relating to the variable annuity business are amortised as a percentage of estimated future gross profits. One of the key assumptions in estimating future gross profits is the projected growth of stock markets indices. Current stock market weakness prompted ING to revise certain assumptions, leading to an acceleration of DAC amortisation. The resulting extra charge to the P&L of EUR 69 million has been included in the six months results 2002.

Strategic developments

• US insurance operations

The major US reorganisation, announced towards the end of last year, is making good progress and is fully on schedule. Until the end of June 2002, 1,817 employees have been notified of their release dates, of which 1,077 have been released during the first six months. The associated gross cost savings are EUR 85 million for the year 2002 increasing to EUR 100 million on an annualised basis. Compared to the end of June last year, the total US workforce decreased by 10.9% from 11,157 employees to 9,942 employees as per 30 June 2002.

• ING Direct maintains growth momentum

In the first six months of 2002, ING Direct saw its client base and funds entrusted continue to grow by 54% and 70% respectively. On 30 June 2002, the number of clients totalled 4.0 million (2.6 million at year-end 2001) and funds entrusted stood at EUR 41.0 billion (EUR 24.0 billion at year-end 2001). DiBa, 70% owned by ING, acquired Degussa Bank in Frankfurt as from 1 July 2002.
The operational result before taxation of EUR 80 million negative was much better than expected as the increased business volume and higher margins strongly outweighed higher expansion outlays. ING Direct Canada and ING Direct Australia reported continued operational profits.

• Strong performance of developing markets insurance

With premium income doubling (in local currencies) to EUR 4,298 million and the operational result increasing by 58.5% to EUR 336 million, the insurance activities in developing markets (formerly (ex-)greenfields) performed better than expected. Excluding the full consolidation of ING Comercial América and the sale of Aetna Argentina, total premiums in developing markets rose by 19.3%. Most areas reported improvements, notably Korea.

• Increased focus on developing markets insurance activities

ING acquired a 49% shareholding in Sul América in Brazil. In Indonesia, ING agreed to sell its non-life insurance business (excluding medical) to QBE Insurance Group. ING sold its life insurance business in the Philippines to Pru Life UK. In India, a proposal has been announced to purchase an additional stake of 24% in Vysya Bank. This transaction, valued at approximately EUR 73 million, will increase ING's shareholding to 44%. The start of ING's second life insurance operation in China, was brought a step closer by the official signing of the joint venture contract with the Chinese partner company Beijing Capital Group to establish ING Capital Life Insurance licensed to operate in Dalian. ING Capital Life Insurance is expected to start operations in the autumn of 2002. ING's first life operation in China is Pacific Antai Life Insurance Company (PALIC), a joint venture with China Pacific Insurance Company, which is licensed to sell life insurance in Shanghai. ING bought a 30% stake in the newly established company China Joint Venture Fund Management, based in Shenzhen.

• ING Australia

ING and ANZ have formed a funds management and life insurance joint venture called ING Australia. The company is 51%-owned by ING and 49%-owned by ANZ. ING Australia started operations on 1 May. The after tax capital profit on the sale of 49% of the life and mutual fund operations in Australia to the joint venture with ANZ amounted to EUR 483 million. This capital profit has been accounted for as non-operational, non-distributable profit in the second quarter of 2002. The integration of ING Australia is progressing on schedule.

Group financial highlights

Table 1. Key profit and loss figures ING Group

in EUR x million	First six months 2001	**First six months 2002**	% change	Q2 2001	**Q2 2002**	% change
Total income	36,212	**40,514**	11.9	17,877	**20,219**	13.1
- insurance operations	30,505	34,654	13.6	15,064	17,236	14.4
- banking operations	5,717	5,868	2.6	2,817	2,969	5.4
Operational net profit	2,403	**2,354**	– 2.0	1,272	**1,218**	– 4.2
- insurance operations	1,463	1,653	13.0	782	866	10.7
- banking operations	940	701	–25.4	490	352	–28.2
Non-operational net profit	325	483		325	483	
Net profit	2,728	**2,837**	4.0	1,597	**1,701**	6.5
in EUR						
Operational net profit per share	1.24	**1.22**	– 2.1	0.65	**0.63**	– 3.1

Results first six months 2002 versus first six months 2001

Continued highly volatile financial markets and increasing economic uncertainty put pressure on results in the first six months of 2002. The deterioration of economic conditions during the first six months led to substantially higher risk costs and investment losses in both the banking and insurance business. Given the circumstances, the results of ING in the first six months of 2002 are satisfactory. Total income continued to grow by 11.9% while operating expenses increased by 2.7%. Higher risk costs strongly impacted the results of the banking operations. The results of the insurance operations, however, showed good growth with a 13.0% increase in operational net profit, making the second quarter the best ever.

Group operational net profit decreased by 2.0% to EUR 2,354 million or EUR 1.22 per share (–2.1%). The result was supported by a relatively low effective tax rate. Several exceptional items in both the banking and the insurance operations were included, amounting to a contribution of EUR 173 million to net profit in the first six months of 2002 against EUR 150 million a year ago.

The operational net profit from the *insurance operations* improved from EUR 1,463 million to EUR 1,653 million (+13.0%). The result included an exceptional profit of EUR 79 million after tax regarding the surrender of a large group life insurance contract. Exceptional items last year amounted to EUR 150 million. The result of the life operations increased but the non-life result declined. The contribution of ING Comercial América in Mexico (formerly SCA) to operational net profit was EUR 65 million against EUR 9 million last year.

Compared to a good performance in the first six months of 2001, the operational net profit of the *banking operations* decreased by 25.4% to EUR 701 million. As economic conditions deteriorated, risk costs increased substantially. The gross result (i.e. before the addition to loan loss provisions), however, increased by EUR 51 million (+3.1%). The interest result was strongly higher as lending increased and the interest margin widened but commission income and other income decreased. Total operating expenses increased only slightly. The result included an exceptional profit of EUR 94 million (before and after tax) from the sale of the shareholding in clearing house Cedel. *Exchange rate fluctuations* have had a negligible effect on Group operational net profit in the first six months of 2002 (– EUR 1 million). The results of the Group's insurance operations in the US for the year 2002 are fully hedged at an EUR/USD exchange rate of 0.879. In anticipation of a further strengthening of the euro versus the US dollar, ING has hedged the expected profits of the US insurance operations for the years 2003 and 2004 at a EUR/USD exchange rate of 0.920 and 0.922 respectively.

Total *operating expenses* increased by 2.7%. The significant impact of headcount reductions resulting from integration projects was more than offset by the effect of new acquisitions, higher personnel expenses in the Netherlands (new collective labour agreement and higher pension costs), higher expenses in ING Direct and start-up expenses in China and India. Organically, operating expenses decreased by 0.8%.

The effective *tax rate* decreased from 23.5% to 19.4%, mainly due to realised tax benefits on sales of shares in the Netherlands, a change in tax legislation in Australia and the release of a tax provision.

Result second quarter 2002 versus first quarter 2002
In comparison with the first quarter 2002, the operational net profit showed an increase of 7.2%. Operational net profit from insurance showed a growth of 10.0%, mainly because of higher realised gains on real estate, the profit on the surrender of a group life contract and notwithstanding higher investment losses. The banking operations showed a moderate growth in operational net profit by 0.9%. A higher interest result and a profit on the sale of ING's stake in Cedel were partly offset by lower commission and other income as well as higher risk costs.

Results second quarter 2002 versus second quarter 2001
Comparing the second quarter of 2002 to the very good results in the same quarter last year, operational net profit decreased by 4.2%. The insurance operations showed an increase of 10.7%, mainly because of new acquisitions, higher realised capital gains and exceptional items. The banking operations reported a decrease in results of 28.2%, which was entirely caused by higher risk costs.

Results by Executive Centre

Table 2. Operational result before taxation by Executive Centre

in EUR x million	First six months 2001	**First six months 2002**	% change
ING Group	3,350	3,136	– 6.4
ING Europe	2,422	2,186	– 9.7
ING Americas	616	629	2.1
ING Asia/Pacific	176	163	– 7.4
ING Asset Management	125	119	– 4.8
Other	11	39	

ING Europe saw its pre-tax operational result decline because of higher risk costs in banking. Abstracted from risk costs in banking, the result of ING Europe increased by 4.2%. Postbank and

ING Direct delivered an excellent performance on the back of strong demand for savings products.
The result of ING Americas improved due to higher insurance results in Canada and Mexico.
ING Asia/Pacific reported a lower pre-tax operational result, mainly caused by an accounting change for premium and investment taxes and start-up expenses in China and India. Results in Korea and Taiwan were markedly higher.
ING Asset Management strongly felt the impact of weak stock markets and was also confronted with lower seed capital returns.

Key balance sheet figures

Table 3. Key balance sheet figures *in EUR x billion*	Year-end 2001	**30 June 2002**	% change on year-end
Shareholders' equity	21.5	**20.2**	–6.0
- insurance operations	15.4	13.9	
- banking operations	15.4	14.7	
- eliminations*	-9.3	– 8.4	
Total assets	705.1	**725.6**	2.9
Operational net return on equity	18.4%	**21.7%**	
- insurance operations	16.9%	20.9%	
- banking operations	10.2%	10.1%	
Total assets under management	513.2	**479.7**	–6.5

* Own shares, subordinated loans, third-party interests, debenture loans, and other eliminations.

The decrease in *shareholders' equity* was caused by the negative revaluation (– EUR 1.5 billion) of the equity portfolio and real estate portfolio, the write-off of goodwill (– EUR 0.8 billion), exchange rate fluctuations (– EUR 0.6 billion), the payment of the final dividend 2001 (– EUR 1.0 billion) and the addition of the operational net profit in the first six months of 2002 (+ EUR 2.4 billion).

The *operational net return on equity* increased from 18.4% for the full year 2001 to 21.7% in the first six months of 2002. The return on equity of the insurance operations amounted to 20.9% against 16.9% for the full year 2001. The banking operations returned 10.1% on equity, a slight decline compared to the full year 2001 (10.2%). Excluding ING Direct, however, the banking operations returned 11.9% on equity in the first six months of 2002 against 11.6% for the full year 2001.

Compared to year-end 2001, total *assets under management* were 6.5% lower at EUR 479.7 billion. With most business units contributing, net new inflow of EUR 9.3 billion shows the strength of the franchise. The establishment of the joint venture with ANZ added a further EUR 4.3 billion. Lower stock markets as well as lower exchange rates had a combined negative impact of EUR 47.1 billion.

Interim dividend

The interim dividend 2002 has been fixed at EUR 0.48 (interim dividend 2001: EUR 0.47) per (depositary receipt for an) ordinary share of EUR 0.24, which is half the total dividend for 2001. The ING share will be quoted ex interim dividend as from 26 August 2002. The dividend will be made payable in cash on 30 August 2002.

Key figures and highlights of the insurance operations

Table 4. Premium income and pre-tax operational result of the insurance operations

in EUR x million	First six months 2001	**First six months 2002**	% change	% organic change
Premium income	24,490	**28,160**	15.0	9.0
Life insurance	21,528	23,428	8.8	9.1
Non-life insurance	2,962	4,732	59.7	8.1
Operational result before taxation	1,968	**2,053**	4.3	6.0
Life insurance	1,618	1,734	7.2	12.9
Non-life insurance	350	319	−8.9	−20.3

Organically, life insurance premiums in the first six months showed a satisfactory growth as sales picked up in the second quarter. Sales of GICs (guaranteed investment contracts), however, were substantially reduced compared to the record high level in the first six months of 2001. Excluding GICs, life premiums increased by 17.2%, mainly attributable to Belgium, Asia and Australia. In the US, strong growth of fixed annuity premiums more than compensated for lower GIC premiums. The increase in non-life premiums mainly reflects the consolidation of ING Comercial América in Mexico. Life insurance premiums made up 83% of total premiums.

Operating expenses decreased organically by 4.2% as a result of ongoing expense control and strong progress with several restructuring and integration projects, which led to a substantial headcount reduction in the US. The insurance operations were confronted with expense increases regarding pensions and the start-up of life insurance operations in India and China. Excluding the life operations in Australia, the difference between the relative premium growth and the relative expense growth of the insurance operations was +22.4%-points, well above the target of at least +2%-points. This was mainly the result of high sales of fixed annuities in the US.

The operational result before taxation from insurance was up 4.3% to EUR 2,053 million from EUR 1,968 million in the first six months of 2001. The pre-tax result includes an exceptional profit of EUR 120 million from the surrender of a group life contract against exceptional items totalling EUR 217 million in the first six months of last year. Higher realised capital gains on equities and real estate also contributed to the result increase.

The combined ratio of the non-life operations improved from 100% to 99%.

ING Europe
In *the Netherlands,* life premiums showed a modest increase by 1.8% to EUR 2,844 million. Growth in group single premiums was strong and the overall rise in group life premium income was satisfactory. Individual single life premiums were lower due to the changed tax treatment but also because of putting profitability before sales volume. Non-life premiums were 2.4% higher at EUR 1,225 million, mainly due to higher premiums in Health and Accident.

The life result in the Netherlands improved by 11.3% to EUR 1,041 million. The increase follows from higher investment income (a.o. because of higher realised capital gains on shares and real estate), a profit on the surrender of a group life contract and an improved result on expenses. This effect outweighed a lower result on morbidity and a lower amount of interest received on an intercompany loan to the US operations. The non-life result was 25.8% lower at EUR 89 million, reflecting lower realised capital gains and a decrease in the results of Fire and Miscellaneous.

In *Belgium,* life premium growth remained high at 53.1% to EUR 1,182 million as sales of unit-linked products continued to be very strong. The continued high growth level during the last few years has given ING a much stronger position in the Belgian market.

In the *other countries in Europe,* life premium income slipped from EUR 776 million to EUR 707 million. The main cause of this decrease were lower sales of employee benefits products in Spain. The combined life result improved from EUR 56 million to EUR 65 million. Italy, Poland, Hungary and the Czech Republic reported higher results, Greece and Spain were lower.

ING Americas

ING Americas' results for the first six months 2002 were 2.1% higher at EUR 629 million compared to EUR 616 million last year. The result was positively impacted by expense reductions in the US, Mexico, Canada and Chile, strong sales and underwriting performance in Mexico and lower financing costs in the US. These gains were mostly offset by unfavourable market-related developments, such as high investment losses and lower asset management fees. The operations in the United States recorded a EUR 62 million decrease in pre-tax result over the first half of last year, while Mexico and Canada had increases of EUR 95 million and EUR 13 million respectively. The result for South America and Other was EUR 7 million lower than a year-ago. The profit of corporate reinsurance business was EUR 22 million, EUR 26 million lower than the comparable period last year.

In the *United States*, the pre-tax operational result was EUR 348 million, down EUR 62 million from a year-ago. The performance was adversely impacted by the depressed global economic situation, the effects of the downturn of the equity markets, and unfavourable mortality on individual reinsurance. The results decrease was mitigated by substantially lower expenses (–12.4%, organically), favourable results from fixed and guaranteed performance products and lower financing costs. The depressed global economic situation led to high investment losses. Continued equity market weakness in the US lowered fees on assets under management and led to higher amortisation of deferred policy acquisition costs (DAC) and guaranteed minimum benefits. Lower interest rates and lower debt levels had a favourable impact on US financing costs.

Table 5. Life premium income in the US by product line

in EUR x million	First six months 2001	**First six months 2002**	% change
Life	1,372	1,219	– 11.2
Fixed annuities	1,583	3,348	111.5
Variable annuities	2,441	2,321	– 4.9
Worksite	4,531	4,908	8.3
Reinsurance	472	508	7.6
Institutional Markets (GICs)	3,818	2,712	– 29.0
Other	0	10	n.a.
Total	14,217	**15,026**	5.7

Life premium income in the US was higher than in the first half of 2001 due mainly to strong sales of fixed annuities as demand shifted away from equity based variable products because of the increased volatility in the equity markets. Worksite premium income for the first half of 2002 included several new large contracts. GIC premiums were lower due to reduced levels of short-term contract renewals.

The pre-tax operational result of the *Canadian* operations was EUR 77 million, EUR 13 million higher than a year ago, mainly due to favourable loss ratios. For the six months of 2002, the combined ratio stood at 99%. Organic premium growth in Canada was 17.2%, reflecting a firming commercial lines market and rate increases in personal lines. Integration of the acquired Zurich business into ING Canada continued on schedule.

The operational result before taxation in *Mexico* was EUR 132 million, up EUR 95 million as compared to the first half of 2001. This is due primarily to favourable underwriting results and higher investment income, as well as the acquisition of the additional 58.3% of ING Comercial América in October 2001. Expense reductions in Mexico are expected to be around EUR 40 million for the full year.

The pre-tax result of the operations in *South America* was EUR 35 million, EUR 3 million below the same period last year. The development of the economic crisis in Argentina and the economic uncertainty in Brazil are being monitored closely, although the financial risk of the insurance operations is limited. ING continues to have leading market positions in Chile, Brazil, Peru and Argentina, and is the number one international insurer in South America.

ING Asia/Pacific

The pre-tax operational result of the insurance operations in Asia/Pacific decreased by 7.5% to EUR 160 million from EUR 173 million in the first six months of 2001. This excludes the non-operational, non-distributable after tax capital profit of EUR 483 million on the sale of 49% of the life and mutual fund operations in Australia to the joint venture with ANZ. The decrease in the operational result was primarily due to an accounting change for premium and investment taxes and start-up expenses in China and India. In addition, the 51% in the joint venture with ANZ represents a smaller base than ING's former operations. The result of Australian non-life operations was slightly better with fewer large claims. The life result in Japan was 54% higher following lower claims in the second quarter and tight expense control. Korea also recorded a 26% increase in its life result following strong production, better persistency and a higher business volume. The divestment of the life insurance operations in the Philippines was completed.

Embedded value life insurance

Embedded value is an indicator of the economic value creation as a consequence of selling and managing long-term contracts such as life insurance, annuities and pensions. It is defined as the present value of the future earnings arising from the business on the books at the valuation date plus the free portion of capital and surplus. The underlying assumptions (expenses, interest rates, mortality, lapses, etc) are based on the latest available data and reflect best estimates of future expected experience. The future earnings are discounted at a rate representing the cost of capital.

Whereas total embedded value is published once a year with the annual results, ING publishes the value of new life insurance production twice-yearly. The value of new business written during the first six months of 2002 is EUR 184.8 million, up 23.9% from EUR 149.2 million in the comparable period last year. Slightly more than 50% of the value of new business arises from developing markets.

The internal rate of return for the new business written in the first six months of 2002 is 11.8%, an increase of 0.6% over the level for the full year 2001. The after tax acquisition expense overrun deducted from the value of new business for the first six months of 2002 is EUR 97.3 million. Without such an overrun the value would have been EUR 282.1 million and the corresponding internal rate of return would have been 13.8%. This overrun compares to the full year overrun of EUR 286 million in 2001.

See Appendix 8 for more details.

Key figures and highlights of the banking operations

Table 6. Profit and loss account of the banking operations

in EUR x million	First six months 2001	**First six months 2002**	% change
Interest result	2,942	3,633	23.5
Income from securities and participating interests	268	264	– 1.5
Commission	1,438	1,387	– 3.5
Results from financial transactions	779	394	– 49.4
Other results	290	190	– 34.5
Total income	5,717	**5,868**	2.6
Personnel expenses	2,567	2,494	– 2.8
Other operating expenses	1,488	1,666	12.0
Total operating expenses	4,055	4,160	2.6
Other interest expenses	5	0	–100.0
Total expenses	4,060	4,160	2.5
Gross result	1,657	**1,708**	3.1
Additions to the provision for loan losses	275	625	127.3
Result before taxation	1,382	**1,083**	– 21.6
Efficiency ratio (excluding ING Direct)	68.9%	**68.4%**	

The *operational result before taxation* of the banking operations was EUR 299 million (–21.6%) lower at EUR 1,083 million compared to the first six months 2001. The decrease was entirely caused by a strong rise in risk costs. The increase in the addition to the loan loss provision by EUR 350 million to EUR 625 million reflects the significant deterioration of economic conditions. The gross result, however, rose by EUR 51 million (+ 3.1%). Thanks to substantially higher interest results and an exceptional profit of EUR 94 million on the sale of Cedel shares, total income rose – on balance – by EUR 151 million (+ 2.6%). Operating expenses increased by EUR 105 million (+ 2.6%). Most banking units showed a decrease in the result before taxation. The results of Postbank and ING Direct, however, improved markedly.

Compared to the disappointing result in the second half of 2001 (EUR 788 million), the result before taxation improved by EUR 295 million (+37.4%). Substantially higher income (+EUR 474 million, entirely interest) was partly offset by a EUR 150 million higher addition to the provision for loan losses and slightly increased expenses (+EUR 29 million).

While exceeding expectations, the expanding ING Direct activities (as from 2002 including DiBa) have not yet reached break-even. Faster than foreseen, the loss before taxation decreased from EUR 106 million in the first six months 2001 to EUR 80 million in the same period this year. The strong growth in volume and client base combined with the current steep yield curve resulted in an substantial increase of income, exceeding the rise in expenses (among others caused by the consolidation of DiBa, higher handling costs, the start-up in Italy and the further expansion in the US). The operations in Canada and Australia continued to report a profit.

In *the Netherlands*, the result before taxation decreased slightly (–2.6%). The result in *Belgium*, however, showed a strong increase due to the exceptional profit on Cedel (EUR 64 million booked in Belgium) and lower risk costs. The result in *North America* improved markedly but remains negative. *Australia* is now showing a profit, mainly due to ING Direct. Pre-tax results in the *Rest of Europe, South America* and *Asia* decreased, largely because of higher risk costs and lower results from financial transactions.

The *interest result* rose by EUR 691 million (+23.5%) to EUR 3,633 million compared to the first six months last year. The average balance sheet total increased by EUR 24.8 billion. The interest margin improved by 22 basis points to 1.56%, due to improved product margins and a steepening of the yield curve. In comparison with the second half of 2001, both the interest result (+EUR 503 million) and the interest margin (+12 basis points) showed an improvement.

Compared with year-end 2001, *bank lending* increased by EUR 22.4 billion (+8.8%) of which EUR 4.0 billion was caused by the consolidation of DiBa and Toplease. Bank lending in the Netherlands rose by EUR 15.9 billion (+ 12.7%), of which EUR 12.7 billion is attributable to corporate lending (strongly supported by a EUR 5.5 billion increase of reverse repos) and EUR 3.2 billion personal lending (residential mortgages). Bank lending outside the Netherlands – including the impact of the consolidation of DiBa – increased by EUR 6.5 billion (+ 5.0%), mainly mortgages and loans to governments.

Income from securities and participating interests decreased by EUR 4 million (–1.5%) to EUR 264 million. Included in this figure is the exceptional profit of EUR 94 million on the sale of Cedel-shares. In the first six months 2001 the EUR 40 million profit on the sale of the US investment banking activities was included.

Table 7. Commission

in EUR x million	First six months 2001	**First six months 2002**	% change
Funds transfer	255	308	20.8
Securities	480	423	– 11.9
Insurance broking	46	65	41.3
Management fees	368	357	– 3.0
Brokerage and advisory fees	113	94	– 16.8
Other	176	140	– 20.5
Total	1,438	**1,387**	– 3.5

Compared to the first six months of 2001, total *commission* slipped by EUR 51 million (–3.5%). Securities commission dropped by EUR 57 million (–11.9%) as stock markets drifted lower. Weaker stock markets also caused a fall in management fees (– 3.0%) and brokerage and advisory fees (–16.8%). Funds transfer commission increased strongly (+20.8%, primarily in the Netherlands) and so did insurance broking commission (+41.3%, entirely BBL).

Table 8. Results from financial transactions

in EUR x million	First six months 2001	**First six months 2002**	% change
Result from securities trading portfolio	472	219	– 53.6
Result from currency trading portfolio	265	135	– 49.1
Other	42	40	– 4.8
Total	779	**394**	– 49.4

In the wake of deteriorated stock markets, the *result from securities trading* was EUR 253 million (–53.6%) lower than in the first half of 2001. The greater part of the decline can be attributed to BBL and International Wholesale Banking. However, compared to the second half of 2001, the result from securities trading improved by EUR 74 million. The *result from currency trading* decreased by EUR 130 million (-49.1%). This decrease was largely offset by related positive results in securities trading and derivatives trading. *Other result from financial transactions* (including results from derivatives trading) was EUR 2 million lower.

Other results decreased by EUR 100 million (–34.5%) compared to the first six months 2001, among others due to lower leasing income.

Total *operating expenses* rose by EUR 105 million (+2.6%) compared to the first six months of 2001. Excluding the effect of currency exchange rate variances and the consolidation of DiBa and

Toplease the increase was EUR 53 million (+1.3%), entirely caused by the further expansion of ING Direct (+EUR 78 million excluding DiBa). Also abstracted from ING Direct, operating expenses decreased by EUR 25 million (– 0.6%), mainly attributable to the sale of the US investment banking activities in April 2001, stringent cost control and lower bonus accruals.

Total personnel expenses decreased by EUR 73 million reflecting a 0.9% lower average headcount, lower bonus accruals and a change in the staff composition (fewer staff in investment banking, more in ING Direct). Other operating expenses were EUR 178 million (+12.0%) higher mainly due to ING Direct and the consolidation of DiBa and Toplease.

Excluding the rapidly expanding ING Direct operations, the *efficiency ratio* (total expenditure, excluding the addition to the provision for loan losses, as a percentage of income) was 68.4%, a slight improvement compared to 68.9% for the first six months of 2001. The full year 2001 efficiency ratio (excluding ING Direct) was 71.7%.

Continuously deteriorating economic conditions required an increase in the addition to the *provision for loan losses* of the banking operations from EUR 300 million in the first quarter 2002 to EUR 325 million in the second quarter 2002. Compared with the first six months 2001, the total addition rose by EUR 350 million to EUR 625 million. This corresponds with 52 basis points (annualised) of credit risk weighted assets against 32 basis points in the full year 2001.

Risk Adjusted Return on Capital

The *Risk Adjusted Return on Capital* (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. However, the credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. ING Direct is excluded.

Table 9. RAROC banking operations, excluding ING Direct

	RAROC (pre-tax)		Economic capital *in EUR x billion*	
	Full year 2001*	**First six months 2002**	Full year 2001*	**First six months 2002**
ING Europe	13.7%	17.2%	13.7	14.2
ING Asset Management	9.5%	11.2%	0.6	0.6
Total banking operations	13.5%	**17.0%**	14.3	**14.8**

* Restated based on changed management structure.

At 17.0%, the overall (pre-tax) RAROC figure of ING's banking operations for the first six months of 2002 improved 3.5%-points compared to the full year 2001.Total economic capital increased by EUR 0.5 billion, mainly reflecting higher market and business risk capitals.

The *solvency ratio* (BIS ratio) of ING Bank N.V. was 10.26% at the end of June 2002 (year-end 2001: 10.57%). The *tier-1 ratio* was 6.68% against 7.03% at year-end 2001. Although both ratios are well above the required levels, ING Group issued USD 800 million additional tier-1 securities in July 2002. The proceeds will be used to strengthen the ratios of ING Bank N.V. Total *risk weighted assets* amounted to EUR 253.1 billion at the end of June 2002 (year-end 2001: EUR 243.2 billion).

Key figures and highlights of the asset management operations

Table 10. Assets under management *in EUR x billion*	Year-end 2001	30 June 2002	% change
Mutual funds	183.9	177.9	– 3.3
Institutional clients	163.4	142.5	–12.8
Third parties	347.3	320.4	– 7.7
For own account	165.9	159.3	– 4.0
Total	513.2	479.7	– 6.5
Share of third parties	67.7%	66.8%	

Falling stock markets in the first six months of 2002 adversely affected assets under management. Total assets under management contracted 6.5% to EUR 479.7 billion compared to EUR 513.2 billion at year-end 2001. Net new inflow amounted to EUR 9.3 billion. Most business units contributed to the new inflow, but especially ING Investment Management and the US operations. The first time inclusion of ANZ added EUR 4.3 billion. Revaluations reflecting the downward development in stock markets indices amounted to EUR 20.2 billion. Lower exchange rates relative to the euro reduced total assets under management by EUR 26.9 billion. The share of third party managed assets fell slightly to 66.8%.

In all client categories, the decreases in managed assets were mainly concentrated in the US and reflected the fall in stock markets and the strengthening of the euro versus the US dollar.

At 30 June 2002, 37% of total assets under management was invested in equity, 53% in fixed income, 6% in real estate and 4% in cash.

Of ING's mutual funds, 68% on an asset-weighted basis performed better than their relevant benchmark on a 1-year investment horizon. On a 3- and 5-years investment horizon respectively 69% and 68% of the assets outperformed their benchmark. With 62% of assets showing an above median one-year fund performance, ING's asset managers continued to perform well in comparison with their peers. ING Investment Management did well across the board. With 69% of assets delivering an above-median investment performance on a 5-year horizon, ING has built a strong track record.

Profit contribution

Asset management activities are conducted by both the insurance and banking operations and their results are included in the results of both operations. A functional asset management profit can be extracted from these results that gives a more comprehensive insight into the relative importance of asset management within ING Group than the operational result of the EC ING Asset Management. Compared to the first six months of 2001, the functional operational result before taxation from asset management activities decreased by 43% from EUR 334 million to EUR 190 million. The functional share of asset management in ING Group's operational result before taxation declined from 10.0% to 6.1%.

The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2001. All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

Appendices

1. Key figures
2. Consolidated profit and loss account
3. Consolidated profit and loss account second quarter
4. Consolidated balance sheet and changes in shareholders' equity
5. Quarterly results and condensed consolidated statement of cash flows
6. Geographical breakdown of operational income and geographical breakdown of operational result before taxation
7. Additional information: operational realised capital gains on equities, operational realised capital gains on real estate, bank lending and efficiency ratios banking operations per executive centre
8. Additional embedded value information
9. Information for shareholders

Appendix 1. Key figures

	1997	1998	1999	2000	2001	First six months 2001	**First six months 2002**
Balance sheet *(EUR x billion)*							
Total assets	281.5	394.9	492.8	650.2	705.1	706.6	725.6
Investments	110.9	149.8	195.8	277.2	307.4	303.8	302.2
Lending	113.8	153.7	201.8	246.8	254.2	245.7	276.6
Insurance provisions	75.5	84.6	107.5	200.2	214.0	211.1	199.3
Shareholders' equity	21.9	29.1	34.6	25.3	21.5	24.5	20.2
Results *(EUR x million)*							
Income insurance operations							
Premium income	14,345	20,448	22,412	29,114	50,460	24,490	28,160
Income from investments, commission and other income	5,190	6,460	7,308	9,193	12,617	6,015	6,494
	19,535	26,908	29,720	38,307	63,077	30,505	34,654
Income banking operations							
Interest	3,516	5,201	5,652	5,786	6,072	2,942	3,633
Commission	1,645	2,323	2,856	3,630	2,765	1,438	1,387
Other income	1,145	891	1,368	1,886	2,274	1,337	848
	6,306	8,415	9,876	11,302	11,111	5,717	5,868
Total income	25,823	35,307	39,584	49,568	74,163	36,212	40,514
Total expenditure	22,859	32,438	35,203	43,801	68,422	32,862	37,378
Operational result before taxation							
Insurance operations	1,688	2,065	2,400	3,162	3,571	1,968	2,053
Banking operations	1,276	804	1,981	2,605	2,170	1,382	1,083
	2,964	2,869	4,381	5,767	5,741	3,350	3,136
Dividend on own shares	-44						
Total	2,920	2,869	4,381	5,767	5,741	3,350	3,136
Operational net profit	2,180	2,103	3,229	4,008	4,252	2,403	2,354
Net profit	2,206	2,669	4,922	11,984	4,577	2,728	2,837
Net profit available for ordinary shares	2,185	2,648	4,901	11,963	4,556	2,718	2,827
Figures per ordinary share of EUR 0.24 nominal value							
Operational net profit	1.40	1.12	1.68	2.09	2.20	1.24	1.22
Net profit	1.42	1.42	2.56	6.27	2.37	1.41	1.47
Distributable net profit	1.42	1.42	1.84	2.56	2.20	1.24	1.22
Diluted net profit	1.38	1.40	2.52	6.18	2.35	1.40	1.47
Dividend	0.52	0.63	0.82	1.13	0.97	0.47	0.48
Dividend pay-out ratio	36.9	43.9	44.4	43.9	44.1		
Shareholders' equity	13.30	15.21	17.90	13.04	11.03	12.57	10.33
Diluted shareholders' equity	12.94	14.93	17.65	12.86	10.92	12.50	10.31
Employees							
Average number of staff	64,162	82,750	86,040	92,650	111,998	109,578	111,482
Full time equivalents at end of period			88,931	108,965	113,143	109,671	112,056

Appendix 2. Consolidated profit and loss account*

in EUR x million	Insurance operations first six months 2001	2002	Banking operations first six months 2001	2002	Total* first six months 2001	2002	% change
Premium income	24,490	28,160			24,490	28,160	15.0
Income from investments of the insurance operations for own risk	4,874	5,291			4,829	5,260	8.9
Interest result			2,942	3,633	2,977	3,656	22.8
Commission	715	738	1,438	1,387	2,153	2,125	– 1.3
Other income	426	465	1,337	848	1,763	1,313	–25.5
Total income	**30,505**	**34,654**	**5,717**	**5,868**	**36,212**	**40,514**	**11.9**
Underwriting expenditure	25,366	29,357			25,366	29,357	15.7
Other interest expenses	667	670	5		662	662	0.0
Operating expenses	2,504	2,574	4,055	4,160	6,559	6,734	2.7
Additions to the provision for loan losses			275	625	275	625	127.3
Total expenditure	**28,537**	**32,601**	**4,335**	**4,785**	**32,862**	**37,378**	**13.7**
Operational result before taxation	**1,968**	**2,053**	**1,382**	**1,083**	**3,350**	**3,136**	**– 6.4**
Taxation	472	347	315	261	787	608	–22.7
Third-party interests	33	53	127	121	160	174	8.8
Operational net profit	**1,463**	**1,653**	**940**	**701**	**2,403**	**2,354**	**– 2.0**
Non-operational results:							
Result on sale of investments re financing of acquisitions	325				325		
Gain on joint-venture ANZ		516				516	
Non-operational results before taxation	325	516			325	516	
Taxation on non-operational results		33				33	
Non-operational net profit	**325**	**483**			**325**	**483**	
Net profit	**1,788**	**2,136**	**940**	**701**	**2,728**	**2,837**	**4.0**

* Including intercompany eliminations.

Appendix 3. Consolidated profit and loss account second quarter

in EUR x million	Insurance operations second quarter 2001	2002	Banking operations second quarter 2001	2002	Total* second quarter 2001	2002	% change
Premium income	11,602	14,020			11,602	14,020	20.8
Income from investments of the insurance operations for own risk	2,861	2,534			2,840	2,515	– 11.4
Interest result			1,489	1,861	1,506	1,894	25.8
Commission	351	383	646	671	997	1,054	5.7
Other income	250	299	682	437	932	736	– 21.0
Total income	**15,064**	**17,236**	**2,817**	**2,969**	**17,877**	**20,219**	**13.1**
Underwriting expenditure	12,436	14,614			12,436	14,614	17.5
Other interest expenses	311	310			307	324	5.5
Operating expenses	1,268	1,240	1,960	2,107	3,228	3,347	3.7
Additions to the provision for loan losses			150	325	150	325	116.7
Total expenditure	**14,015**	**16,164**	**2,110**	**2,432**	**16,121**	**18,610**	**15.4**
Operational result before taxation	**1,049**	**1,072**	**707**	**537**	**1,756**	**1,609**	**– 8.4**
Taxation	250	172	154	120	404	292	– 27.7
Third-party interests	17	34	63	65	80	99	23.8
Operational net profit	**782**	**866**	**490**	**352**	**1,272**	**1,218**	**– 4.2**
Non-operational results:							
Result on sale of investments re financing of acquisitions	325				325		
Gain on joint-venture		516				516	
Non-operational results before taxation	325	516			325	516	
Taxation on non-operational results		33				33	
Non-operational net profit	**325**	**483**			**325**	**483**	
Net profit	**1,107**	**1,349**	**490**	**352**	**1,597**	**1,701**	**6.5**

* Including intercompany eliminations.

Appendix 4. Consolidated balance sheet

In EUR x million	31 December 2001	30 June 2002	% change
Assets			
Tangible fixed assets	2,032	1,902	– 6.4
Participating interests	2,628	3,544	34.9
Investments	307,446	302,243	– 1.7
Lending	254,214	276,597	8.8
Banks	54,083	59,785	10.5
Cash	9,264	10,734	15.9
Other assets	49,775	48,610	– 2.3
Accrued assets	25,677	22,237	–13.4
Total	**705,119**	**725,652**	**2.9**
Equity and liabilities			
Shareholders' equity	21,514	20,215	– 6.0
Preference shares of Group companies	2,542	2,257	–11.2
Third-party interests	1,461	1,550	6.1
Group equity	25,517	24,022	– 5.9
Subordinated loan	600	600	
Group capital base	26,117	24,622	– 5.7
General provisions	4,587	4,372	– 4.7
Insurance provisions	213,986	199,343	– 6.8
Funds entrusted to and debt securities of the banking operations	276,367	308,824	11.7
Banks	107,810	108,409	0.6
Other liabilities	63,349	69,061	9.0
Accrued liabilities	12,903	11,021	–14.6
Total	**705,119**	**725,652**	**2.9**

Changes in shareholders' equity

Shareholders' equity as per 31 December 2000/2001	**25,274**	**21,514**
in EUR x million		
Revaluations (after tax)	-3,653	-1,463
Write-off of goodwill	-1,908	-809
Exchange rate differences	212	-571
Operational net profit	4,252	2,354
Exercise of warrants and stock options	163	-2
Changes in ING Groep N.V. shares held by group companies	-526	153
Dividend paid	-2,300	-1,014
Other		53
Shareholders' equity as per 31 December 2001/30 June 2002	**21,514**	**20,215**

Appendix 5. Quarterly results

in EUR x million	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2002 Q1	2002 Q2
Life	794	824	749	626	828	906
Non-life	125	225	87	141	153	166
Total insurance operations	919	1,049	836	767	981	1,072
Total banking operations	675	707	398	390	546	537
Operational result before taxation	**1,594**	**1,756**	**1,234**	**1,157**	**1,527**	**1,609**
Taxation	383	404	260	118	316	292
Third-party interests	80	80	73	91	75	99
Operational net profit	**1,131**	**1,272**	**901**	**948**	**1,136**	**1,218**
of which:						
Insurance operations	681	782	653	694	787	866
Banking operations	450	490	248	254	349	352
Operational net profit per ordinary share	0.59	0.65	0.47	0.49	0.59	0.63

Condensed consolidated statement of cash flows

in EUR x million	First six months 2001	First six months 2002
Net cash flow from operating activities	12,946	24,649
Investments and advances:		
- participating interests	– 184	– 1,443
- investments in shares and property	– 4,845	– 5,184
- investments in fixed-interest securities	–120,807	– 137,716
- other investments	-17	– 40
Disposals and redemptions:		
- participating interests	297	95
- investments in shares and property	3,942	5,766
- investments in fixed-interest securities	104,942	116,394
- other investments	35	65
Net investment for risk of policyholders	1,670	1,736
Net cash flow from investing activities	–14,967	– 20,327
Subordinated loans of Group companies	2,186	1,962
Bonds, loans taken up and deposits by reinsurers	2,246	690
Private placements of ordinary shares	179	– 6
Changes in shares ING Groep N.V.	-594	97
Cash dividends	– 1,421	– 1,014
Net cash flow from financing activities	2,596	1,729
Net cash flow	575	6,051
Cash at beginning of year	3,486	4,681
Exchange rate differences	– 362	1,513
Cash at end of period	**3,699**	**12,245**

Appendix 6. Geographical breakdown of operational income

in EUR x million	Insurance operations first six months 2001	Insurance operations first six months 2002	Banking operations first six months 2001	Banking operations first six months 2002	Total first six months* 2001	Total first six months* 2002	% change
The Netherlands	6,383	6,609	2,384	2,545	8,758	9,146	4.4
Belgium	1,061	1,482	1,016	1,086	2,077	2,568	23.6
Rest of Europe	995	927	1,528	1,549	2,523	2,476	– 1.9
North America	18,287	21,615	360	314	18,647	21,929	17.6
South America	726	494	125	120	851	614	– 27.8
Asia	2,423	2,708	281	201	2,704	2,909	7.6
Australia	782	1,061	19	50	801	1,111	38.7
Other	115	285	4	3	119	288	142.0
	30,772	35,181	5,717	5,868	36,480	41,041	12.5
Income between areas	-267	-527			–268	–527	
Operational income	**30,505**	**34,654**	**5,717**	**5,868**	**36,212**	**40,514**	**11.9**

* After eliminations

Geographical breakdown of operational result before taxation

in EUR x million	Insurance operations first six months 2001	Insurance operations first six months 2002	Banking operations first six months 2001	Banking operations first six months 2002	Total first six months 2001	Total first six months 2002	% change
The Netherlands	1,055	1,130	814	793	1,869	1,923	2.9
Belgium	55	41	235	335	290	376	29.7
Rest of Europe	58	69	359	– 5	417	64	– 84.7
North America	536	593	–134	– 35	402	558	38.8
South America	39	35	29	– 45	68	– 10	– 114.7
Asia	108	112	99	25	207	137	– 33.8
Australia	68	52	-17	17	51	69	35.3
Other	49	21	– 3	– 2	46	19	– 58.7
Operational result before taxation	**1,968**	**2,053**	**1,382**	**1,083**	**3,350**	**3,136**	**– 6.4**

Appendix 7. Additional information

Specification of operational realised capital gains on equities

in EUR x million	First six months 2001	First six months 2002	% change
Life insurance	318	377	18.9
Non-life insurance	75	45	– 40.8
Total before taxation	393	422	7.4
Taxation	36	12	– 66.7
Total after taxation	**357**	**410**	**14.8**

Specification of operational realised capital gains on real estate

in EUR x million	First six months 2001	First six months 2002
Life insurance	23	173
Non-life insurance		14
Total before taxation	23	187
Taxation	8	65
Total after taxation	**15**	**122**

Bank lending

in EUR x billion	31 December 2001	30 June 2002	% change
The Netherlands			
- public authorities	2.2	2.7	22.7
- other corporate	58.3	70.5	20.9
Total corporate	60.5	73.2	21.0
Personal	64.6	67.8	5.0
Total the Netherlands	125.1	141.0	12.7
International	129.1	135.6	5.0
Total bank lending	**254.2**	**276.6**	**8.8**

Efficiency ratios banking operations per executive centre

in %	First six months 2001	First six months 2002
ING Europe (excl. ING Direct)	68.2	68.1
ING Asset Management	84.9	83.2
Total banking operations (excl. ING Direct)	**68.9**	**68.4**

Appendix 8. Additional embedded value information

New business production and value by region

in EUR x million	New production 2001½			**New production 2002½**			
	annual premium	single premium	value of new business	annual premium	Single premium	value of new business	IRR* in %
Americas	1,505.0	10,489.0	30.1	920.3	8,916.1	3.1	9.1
Asia/Pacific	615.7	477.1	77.1	591.4	491.1	112.7	16.5
Central Europe	74.2	15.7	9.5	70.0	68.4	8.0	12.7
Netherlands	101.0	574.2	16.1	85.1	480.6	22.4	11.4
South West Europe	19.3	497.9	16.4	28.4	829.3	38.6	24.9
Total	**2,315.2**	**12,053.9**	**149.2**	**1,695.2**	**10,785.5**	**184.8**	**11.8**

New business production and value in developing markets**, by region

In EUR x million	New production 2001½			**New production 2002½**			
	annual premium	single premium	value of new business	annual premium	Single premium	value of new business	IRR* in %
Americas	28.8	154.7	3.0	6.3	126.5	− 6.5	5.4
Asia/Pacific	397.3	53.3	52.3	400.1	28.1	98.1	19.4
Central Europe	56.6	6.4	4.2	49.8	11.6	3.0	11.1
Total	**482.7**	**214.4**	**59.5**	**456.2**	**166.2**	**94.6**	**17.1**

* Comparable IRRs (internal rate of return) are not available for 2001½
** The countries included as developing markets are:
- Americas: Argentina, Chile, Mexico;
- Asia/Pacific: China, India, Indonesia, Korea, Malaysia, Philippines, Thailand, Taiwan;
- Central Europe: Czech Republic, Hungary, Poland, Romania, Slovakia

Appendix 9. Information for shareholders

Shares and warrants

The average number of shares used for the calculation of net profit per share, was 1924.8 million (1,923.3 million for the first six months 2001). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of June 2002 was 1,992.7 million (including 64.8 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) preference shares of EUR 1.20 nominal value outstanding at the end of June 2002 was 87.1 million. Until 1 January 2004, the dividend on these preference shares will amount to EUR 0.24.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of June 2002 was 17.2 million.

In the first six months of 2002, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 706.8 million (purchases and sales). The highest closing price was EUR 31.20, the lowest EUR 23.15; the closing price at the end of June 2002 was EUR 26.00.

Listing

The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

Important dates in 2002/2003*:

- 26 August 2002: ING share quotation ex interim dividend 2002
- 30 August 2002: payment date interim dividend 2002
- 21 November 2002: publication results first nine months 2002
- 15 April 2003, 10:30 a.m. CET: Annual General Meeting of Shareholders, Circustheater, The Hague

- All dates shown are provisional.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________________

C. F. Drabbe
Assistant General Counsel

Dated: August 22, 2002